WHITE KNIGHT RESOURCES LTD.

Suite 922, 510 West Hastings Street
Vancouver, British Columbia
V6B 1L8

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the "Meeting") of shareholders of White Knight Resources Ltd. (the "Company") will be held at 10:00 a.m. (Vancouver time) on Wednesday, November 29, 2006 at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia for the following purposes:

1.	to receive the report of the directors of the Company;

2.	to receive the audited financial statements of the Company for the financial year ended June 30, 2006 and accompanying report of the auditor;

3.	to re-appoint Davidson & Company, Chartered Accountants, as the auditor of the Company for the ensuing year at a remuneration to be fixed by the directors;

4.	to elect four directors of the Company for the ensuing year;

5.

to consider and approve an ordinary resolution, with or without amendment, to amend the Company’s Stock Option Plan (the “Plan”) to include a description of amendments that do not require shareholder approval, as more particularly described in the accompanying Information Circular;

6.

to consider and approve an ordinary resolution, with or without amendment, to amend the Plan to provide option holders with payment alternatives upon the exercise of options, as more particularly described in the accompanying Information Circular; and

7.	to transact such other business as may properly come before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

Only shareholders of record at the close of business on October 23, 2006 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of Proxy and deposit it with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8 (Fax: 604-689-8144) by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof. If a registered shareholder receives more than one form of Proxy because such shareholder owns shares registered in different names or addresses, each form of Proxy should be completed and returned.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia as of the 23rd day of October, 2006.

WHITE KNIGHT RESOURCES LTD.

“John M. Leask”

John Michael Leask
President and Chairman